Hotchkis & Wiley Funds
601 South Figueroa Street, 39th Floor
Los Angeles, California 90017-5704

June 10, 2020

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Hotchkis & Wiley Funds (the “Trust”)
File No.: 333-238323
Regarding the reorganization of the Hotchkis & Wiley Capital Income Fund (the “Acquired Fund”) into the Hotchkis & Wiley High Yield Fund (the “Acquiring Fund”)

Dear Ms. Dubey:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on June 10, 2020, with respect to the Trust’s Registration Statement filed on Form N-14 on May 15, 2020 (the “N-14”). The N-14 was filed pursuant to Rule 145 of the Securities Act of 1933 for the reorganization of the Acquired Fund into the Acquiring Fund (the “Reorganization”). The Trust will file Pre-Effective Amendment No. 1 on Form N-14 under Rule 145 to reflect the revisions discussed herein in response to your comments and to make certain non-material changes as appropriate.

For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.

Information Statement/Prospectus

1.
Staff Comment: In the Dear Shareholder letter, with respect to the sentence in the first paragraph that states “The Acquired Fund and the Acquiring Fund have substantially similar investment objectives and similar investment strategies,” please state how each Fund actually operates and highlight the difference between the two Funds in that the Acquired Fund invests approximately half of its assets in debt securities, while the Acquiring Fund invests nearly all of its assets in debt securities. In addition, please revise the statement that “each Fund may invest up to 100% of total assets in bonds rated below investment grade,” as that is not how the Funds are actually operating.

Response: The Trust has revised the response as follows:

~~The Acquired Fund and the Acquiring Fund have substantially similar investment objectives and similar investment strategies. Both Funds seek high current income as their investment objective, and each Fund may invest up to 100% of total assets in bonds rated below investment grade. Of each Fund’s principal investment risks, the risks are identical except for the risks related to the Acquired Fund’s strategy of investing in equity securities, as the Acquiring Fund does not normally invest in equity securities. In addition, the Acquiring Fund has the ability to invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries, and therefore has a corresponding emerging markets risk. In addition, the Acquiring Fund has both a lower management fee and a lower total annual operating expense ratio than the Acquired Fund.~~

The investment objectives and strategies of the Funds, and the corresponding risks, are similar in certain respects, but there are some important differences. The Acquired Fund normally invests in a diversified portfolio of debt and equity securities. Approximately half of the Acquired Fund is invested in debt securities. The Acquiring Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities rated below investment grade. The portion of the Acquired Fund that is invested in debt securities and the Acquiring Fund have substantially similar investment strategies.

Both Funds seek high current income as part of their investment objective. The portion of the Acquired Fund that is invested in debt securities seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields that the Advisor believes are attractive. The Acquired Fund may invest up to 100% of its total assets in bonds rated below investment grade, including a portion in defaulted securities. The Acquiring Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities rated below investment grade and may invest up to 100% of its total assets in fixed income securities rated Caa or below by Moody’s. Both Funds may also invest in investment grade debt securities.

With respect to the portion of the Acquired Fund that is invested in debt securities, the risks of investing in the Acquired Fund are nearly identical to the risks of investing in the Acquiring Fund. Of each Fund’s principal investment risks, the risks are identical except for the risks related to the Acquired Fund’s strategy of investing in equity securities, as the Acquiring Fund does not normally invest in equity securities. In addition, the Acquiring Fund has the ability to invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries, and therefore has a corresponding emerging markets risk. In addition, the Acquiring Fund has both a lower management fee and a lower total annual operating expense ratio than the Acquired Fund. The enclosed Information Statement/Prospectus contains additional comparison information between the Acquired Fund and the Acquiring Fund.

2.
Staff Comment: In the first paragraph under “Comparison of the Capital Income Fund to the High Yield Fund,” please revise the reference to “similar investment strategies and risks” to state how each Fund actually operates and highlight the difference between the two Funds in that the Acquired Fund invests approximately half of its assets in debt securities, while the Acquiring Fund invests nearly all of its assets in debt securities. In addition, please discuss the differences in each Fund’s principal investment risks.

Response: The Trust has revised the response as follows:

~~Although the Funds have similar investment strategies and risks, there are some differences to note. The Acquired Fund normally invests in a diversified portfolio of debt and equity securities, while the Acquiring Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities.~~

There are some differences between the Acquired Fund and the Acquiring Fund to note. The Acquired Fund normally invests in a diversified portfolio of debt and equity securities, while the Acquiring Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities rated below investment grade. Approximately half of the Acquired Fund is invested in debt securities, and that portion of the Acquired Fund is managed in substantially the same manner of the Acquiring Fund, which invests nearly all of its assets in debt securities.
With respect to the portion of the Acquired Fund that is invested in debt securities, the risks of investing in the Acquired Fund are nearly identical to the risks of investing in the Acquiring Fund. Of each Fund’s principal investment risks, the risks are identical except for the risks related to the Acquired Fund’s strategy of investing in equity securities, including style risk, equity securities risk, capitalization risk, and American Depositary Receipts and Global Depositary Receipts Risk. The Acquiring Fund does not normally invest in equity securities, and therefore does not consider those risks to be principal investment risk of investing in the

Acquiring Fund. In addition, the Acquiring Fund has the ability to invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries, and therefore has a corresponding emerging markets risk.
In addition, the Funds have different limits on investments in non-U.S. securities: The Acquired Fund may invest up to 25% of its total assets in securities denominated in foreign currencies, while the Acquiring Fund may invest up to 20% of its total assets in securities denominated in foreign currencies. Both Funds may invest without limit in U.S. dollar-denominated securities of foreign issuers. ~~In addition, the Acquiring Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries.~~

3.
Staff Comment: In the section entitles “Reasons for the Reorganization” under the heading “Information about the Reorganization,” please revise the statement in the second paragraph that the “Advisor believes that combining the Acquired Fund and Acquiring Fund will benefit the shareholders of the Acquired Fund who wish to remain investments in a similar strategy” because it is not actually the case that the two Funds are managed using a similar strategy.

Response: The Trust has revised the response as follows:

The Advisor believes that combining the Acquired Fund and the Acquiring Fund will benefit shareholders of the Acquired Fund who wish to maintain a similar investment team of portfolio managers ~~investments in a similar strategy~~, and because the Acquiring Fund has lower total fund operating expenses than the Acquired Fund.

4.
Staff Comment: In the section entitles “Reasons for the Reorganization” under the heading “Information about the Reorganization,” please revise the statement that the Funds have “substantially similar investment objectives and similar investment strategies” and highlight the difference between the two Funds in that the Acquired Fund invests approximately half of its assets in debt securities, while the Acquiring Fund invests nearly all of its assets in debt securities. In addition, please revise the statement that “each Fund may invest up to 100% of total assets in bonds rated below investment grade,” as that is not how the Funds are actually operating.

Response: The Trust has revised the response as follows:

~~The Acquired Fund and the Acquiring Fund have substantially similar investment objectives and similar investment strategies. Both Funds seek high current income as their investment objective, and each Fund may invest up to 100% of total assets in bonds rated below investment grade. Of each Fund’s principal investment risks, the risks are identical except for the risks related to the Acquired Fund’s strategy of investing in equity securities, as the Acquiring Fund does not normally invest in equity securities. In addition, the Acquiring Fund has the ability to invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries, and therefore has a corresponding emerging markets risk.~~

The Acquired Fund normally invests in a diversified portfolio of debt and equity securities. Approximately half of the Acquired Fund is invested in debt securities. The Acquiring Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities rated below investment grade. The portion of the Acquired Fund that is invested in debt securities and the Acquiring Fund have substantially similar investment strategies.
Both Funds seek high current income as part of their investment objective. The portion of the Acquired Fund that is invested in debt securities seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields that the Advisor believes are attractive. The Acquired Fund may invest up to 100% of its total assets in bonds rated below investment grade, including a portion in defaulted securities. The Acquiring Fund normally invests at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of high yield securities rated below investment grade and may invest up to 100% of its total assets in fixed income securities rated Caa or below by Moody’s. Both Funds may also invest in investment grade debt securities.
With respect to the portion of the Acquired Fund that is invested in debt securities, the risks of investing in the Acquired Fund are nearly identical to the risks of investing in the Acquiring Fund. Of each Fund’s principal investment risks, the risks are identical except for the risks related to the Acquired Fund’s strategy of investing in equity securities, as the Acquiring Fund does not normally invest in equity securities. In addition, the Acquiring Fund has the ability to invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries, and therefore has a corresponding emerging markets risk. In addition, the Acquiring Fund has both a lower management fee and a lower total annual operating expense ratio than the Acquired Fund.

5.
Staff Comment: In the section entitles “Board Considerations” under the heading “Information about the Reorganization,” please elaborate on the first bullet point and clarify if the Board actually considered whether the two Funds have substantially similar investment objectives and similar principal investment objectives and risks.

Response: The Trust has revised the response as follows:

~~•The Acquired Fund and the Acquiring Fund have substantially similar investment objectives and have similar principal investment strategies and risks;~~
•The portion of the Acquired Fund that is invested in debt securities and the Acquiring Fund have substantially similar principal investment strategies and risks. The Board considered that approximately half of the Acquired Fund’s assets and nearly all of the Acquiring Fund’s assets are invested in debt securities, and that both Funds invest in below investment grade debt. In addition, the debt-related risks that apply to the portion of the Acquired Fund that is invested in debt securities are identical to the Acquiring Fund’s principal investment risks;
•Although the Acquired Fund will reposition approximately 53% of its portfolio to sell its equity securities, the costs and expenses of any portfolio repositioning before the closing are not expected to be material to the shareholders of the Acquired Fund;

* * * * * *

If you have any questions regarding the enclosed, please do not hesitate to contact Alyssa Bernard of U.S. Bank Global Fund Services at (920) 360-7173.

Very truly yours,

/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis & Wiley Funds